							Exhibit 12.1
		FY 2009	FY 2009(a)	FY 2008	FY 2007	FY 2006	FY 2005
		52 weeks	52 weeks	53 weeks	52 weeks	52 weeks	52 weeks
		February 27, 2010	February 27, 2010	February 28, 2009	February 23, 2008	February 24, 2007	February 25, 2006

●	Earning (Loss) from Continuing Operations and Before Taxes	$(802,644)	$(802,644)	$(86,922)	$92,170	$(45,330)	$676,390
●	Fixed charges	281,747	288,432	248,201	195,260	148,982	180,987
●	Distributed income of equity investees	-	-	-	-	6,858	4,708
●	Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-	-
	Subtotal	(520,897)	(514,212)	161,279	287,430	110,510	862,085
	Less
●	Interest capitalized	-	-			-	-
●	Preferred dividend requirements and accretion	-	6,685	-	-	-	-
●	Undistributed Earnings Adjustment	-	-	-	7,869	40,003	7,801
		-	6,685	-	7,869	40,003	7,801
	Earnings ( as defined)	$(520,897)	$(520,897)	$161,279	$279,561	$70,507	$854,284

●	Interest expensed	$194,473	$194,473	$159,095	$115,182	$72,627	$92,248
●	Estimate of the interest within rental expense	87,274	87,274	89,106	80,078	76,355	88,739
●	Preferred dividend requirements and accretion	-	6,685	-	-	-	-
	Fixed Charges	$281,747	$288,432	$248,201	$195,260	$148,982	$180,987

	Earnings Deficiency	$802,644	$809,329	$86,922		$78,475

	Ratio Earning to Fixed Charges				1.4x		4.7x

	(a) Includes Preferred dividend requirements and accretion